

OsNovum

REGENERATIVE SOLUTIONS
for skeletal health

a subsidiary of STEINERBIO

Innovative technology combined with advanced specialty clinics for the treatment and maintenance of skeletal health

Regenerative Solution for Poorly Mineralized Bones

A localized application of our regenerative material can improve bone strength with the goal of preventing fractures in people suffering from weak and frail bones. Our regenerative material stimulates bone-producing cells (**osteoblasts**) to increase bone density.



Increasing Bone Density Reduces Fracture Risk

Preventative care is the best solution for avoiding future breaks and fractures. While there are many oral drugs available, the side effects are significant and often times patients refuse the treatment to avoid those side effects.

The technology OsNovum has created approaches the treatment of weak and frail bone in a very different manner. We decided to go straight to the cells that grow bone and give them what they need to do their job: **our patented molecule**.



Increasing Bone Density Reduces Fracture Risk

Our localized application and methodology was designed for the osteoblasts to have direct access to their bone-growing "fuel". After they absorb it, the proliferation of millions of cells is ignited and rapid bone growth occurs (**osteogenesis**).



Osteoporosis

Healthy bone



How Does It Work?

- When our material is placed into bone, the osteoblasts in the bone absorb our compound.

- The osteoblasts then migrate into the surrounding tissue to increase the mineral density and vitality of the bone.

- Because the regenerated bone is new, that renewed bone is stronger, healthier, and more vital.



Without our compound, no other material can truly stimulate bone growth.



How Does It Work?





Osteoblasts migrating into OsNovum

After six weeks, OsNovum is forming healthy vital bone

Proof of Value

OsNovum introduces a groundbreaking solution for bones weakened by osteoporosis thanks entirely to nearly two decades of vigorous research and development offered by our founders through SteinerBio.

Our regenerative technology is already on the market and performing well as it has shown to convert poorly mineralized maxillofacial bone into dense, healthy vital bone.

In the first radiograph, white and black arrows show a thickened crestal cortical bone that is compensating for the poorly mineralized cancellous bone. The cancellous bone lacks radio density as outlined by red arrows.

The second radiograph shows successful regeneration of the cancellous bone with a good dense trabecular pattern three months after treatment with our regenerative material.







Poorly mineralized bone filled with fat cells



Stimulation of bone formation makes bone stronger than normal

What Makes Us Unique?

Our technology produces bone faster and at a level of bone density above normal.

For this reason, we are the only locally applied material and the FDA allows us to claim that it stimulates bone formation.



Our performance as a seasoned market disruptor with unrivaled technology has allowed for a strong competitive edge.

 # Proof of Market



Osteoporosis is often called the "**silent thief**" because it is not until a person breaks a bone that they become aware of any bone deterioration.

What if we could restore the density of the bone *before* it has the chance to fracture?

 Proof of Market

Worldwide

Global Incidence

More than **200 million people** struggle with osteoporosis, which causes more than 8.9 million fractures annually, resulting in an osteoporotic fracture every 3 seconds.

United States

Nationwide Incidence

Over **44 million Americans** currently have osteoporosis with an estimated 2 million osteoporotic fractures each year.

U.S. Healthcare

The Price of Osteoporosis

By 2014, the annual direct cost of osteoporosis was **$73.6 billion**

By 2025, the incidence of osteoporosis in the U.S. will rise by 50%, boosting the demand for our technology dramatically.





Introducing new technology into the healthcare industry takes time and effort.

OsNovum

While our technology will be available to all technicians with training, we plan to create a new model for the treatment of skeletal disease.

Typically, a patient's physician has minimal training in treating osteoporosis. Most physicians simply make a diagnosis and prescribe a drug. We are going to revolutionize this model with the introduction of facilities designed exclusively for the treatment of skeletal diseases.

Because osteoporosis is poorly understood by many physicians,
it is the reason why treatment of osteoporosis is unsuccessful
and incorporates undesirable side effects.



However, there is a large body of science that has not been shared with the average physician treating this disease. We now know that medications, diet, gut microflora, and lack of physical activity can induce osteoporosis.

Our facilities will be a direct conduit of new scientific knowledge from the scientist to the patient. OsNovum will contract with top leading scientists from the various fields to formulate our diagnostics and treatment protocols.



Another factor to take into consideration when dealing with osteoporosis is the effects of muscle wasting, termed **sarcopenia**.

Muscles and bone are in direct communication. Weakened bones lead to weakened muscles and this is termed **frailty**. The development of frailty as we age is a disease outcome and not a process of aging.

A goal of our OsNovum clinics is the elimination of frailty associated with old age which will expand our life expectancy and improve the quality of life.

🏛 Investment Opportunity



The current funding is intended to bring our regenerative technology to market. During the year that will be spent bringing this product to market, we will be planning the introduction of OsNovum treatment facilities.

While our regenerative technology will be marketed directly to physicians, our treatment facility will be directly marketed to the patients.

A second round of investment opportunity will likely occur as we establish treatment facilities. It is our treatment facilities that are scalable with the opportunity to spread internationally.

Leadership Team





Dr. Greg Steiner

CEO



Roslynn Steiner

President



Daniel Vargas

VP, Marketing



The time is right.

The science is sound.

The world needs *OsNovum*.

Thank You

Dr. Greg Steiner, DDS, MS

ggsteiner@steinerbio.com